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Media release

Rio Tinto takes next steps in its iron ore development plans

20 June 2012

Rio Tinto is taking the next steps in its phased investment programme by committing US$4.2 billion (100 per cent basis US$6.2 billion) to develop its tier one iron ore business. The investment covers US$3.7 billion (100 per cent basis US$5.2 billion) for expansion of the industry-leading Pilbara iron ore operations in Western Australia and US$501 million (100 per cent basis US$1.0 billion) for further infrastructure development at the Simandou iron ore project in Guinea.

Rio Tinto chief executive Tom Albanese said “We are directing investment to projects that will generate the most attractive returns for shareholders and are resilient under any probable macroeconomic scenario. Our superior Pilbara iron ore business has one of the highest margins in the industry, low capital intensity of investment and a strong track record of completing projects on time and budget.

“Today’s announcement is in line with our long-held strategy of investing in and operating long-life, low-cost, tier one assets, and consistent with our view of the economic outlook. We are mindful of short-term uncertainties, and remain fully committed to a balanced approach to investment, while maintaining a single A credit rating and a progressive dividend policy.”

Rio Tinto is tightly managing its overall investment programme, retaining flexibility and taking steps to reduce and re-phase capital expenditure as appropriate. The project approvals announced today do not affect the previously announced capital expenditure outlook of US$16 billion in 2012.

Rio Tinto Iron Ore chief executive Sam Walsh said “We continue to see positive prospects for medium- to long-term iron ore demand driven by ongoing growth in Chinese consumption. We continue to forecast that annual Chinese steel production will grow from its current level of around 700 million tonnes to around one billion tonnes a year out towards 2030. This demand growth is coupled with an increasingly challenged supply response, as several high-profile competitor projects have recently been either delayed or postponed.

“Our Pilbara expansion is already well underway, positioning us to capture the opportunities of this market environment. And we have the natural advantages of a readily-expandable Rio Tinto-operated port and proximity to the Chinese market.

“The investment we and our partners are making in Simandou takes us a step further towards the phased development and ramp up of a new world-class iron ore resource. Further investment will be made as the Government of Guinea progresses its financing strategy and grants approvals for the next steps in developing rail and port infrastructure. The experience gained in expanding our Pilbara operations will be invaluable as we develop Simandou.”

Cont…/

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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The US$4.2 billion (100 per cent basis US$6.2 billion) comprises:

Pilbara 353 million tonnes a year (Mt/a) iron ore expansion project and mine life extension, Western Australia
Rio Tinto investment of US$2.0 billion (100 per cent basis US$3.5 billion) over the next four years to complete the port and rail elements of the project to expand iron ore production capacity in the Pilbara to 353 Mt/a in the first half of 2015. Of the total US$3.5 billion investment for this infrastructure expansion, US$2.9 billion will be used for an additional two berths on the new Cape Lambert jetty and wharf, the replacement of the existing original Cape Lambert rail car dumper, and the Rail Capacity Enhancement project which includes a significant amount of rail track duplication and rolling stock improvements. US$570 million will be spent on a new gas-fired power station at Cape Lambert, which will be more energy-efficient and produce significantly lower carbon emissions than its predecessor.

A further US$1.7 billion (Rio Tinto share 100 per cent) of largely sustaining capital expenditure to extend the life of the Yandicoogina mine in the Pilbara to 2021 and expand its nameplate capacity from 52 Mt/a to 56 Mt/a. A wet processing plant will also be added in order to maintain product specification levels and provide a platform for future potential expansion. Extending the life of Yandicoogina demonstrates how Rio Tinto can derive additional value from its existing tier one Pilbara assets.

The key component of the project still requiring approval is further mine production capacity. The expansion is subject to a number of West Australian Government and joint venture partner approvals.

The expansion of the Pilbara iron ore business to 353 Mt/a consists of the following stages:
1.	225 Mt/a by Q1 2011 - Dampier port debottlenecking (complete)
2.	230 Mt/a by end Q1 2012 - Dampier port incremental (complete)
3.	283 Mt/a by Q4 2013 – Cape Lambert 53 Mt/a increment (in implementation)
4.	353 Mt/a in H1 2015 - Cape Lambert 50 Mt/a increment and car dumper replacement 20 Mt/a increment (infrastructure approved)

Simandou iron ore project, Guinea
Rio Tinto investment of US$501 million (100 per cent basis US$1 billion) in detailed design studies, early works and long-lead items. This is primarily for rail and port infrastructure with first commercial production planned for mid-2015. In Simandou, Rio Tinto plans staged funding approvals with its partners for a progressive ramp up of the operation which will become a long-life, low-cost operation producing one of the highest grade iron ores on the market.

Timing of the ramp up is dependent on receiving necessary approvals from the Government of Guinea and on the Government of Guinea progressing and finalising its financing strategy.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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